Exhibit 4.64

CASH ADVANCE AGREEMENT

CASH ADVANCE AGREEMENT with effect as of February 10, 2009.

BETWEEN:	MONTROVEST B.V., a legal person incorporated under the laws of Netherlands;

(the “Lender”)

AND:	BIRKS & MAYORS INC., a legal person incorporated under the laws of Canada;

(the “Borrower”)

WHEREAS the Borrower wishes to borrow certain amounts from the Lender and the Lender has agreed to lend such amounts to the Borrower, subject to and in accordance with the provisions hereof.

NOW THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

DEFINITIONS

In this Agreement, capitalized terms not otherwise defined herein, shall have the following meaning:

“Management Subordination Agreement” means the subordination and postponement agreement dated as of December 17, 2008, with, inter alia, the Borrower, the Lender, and each Senior Agent, as amended and in effect pursuant to the terms thereof from time to time.

“Revolving Credit Agreement” means the Amended and Restated Credit and Security Agreement dated as of December 17, 2008, with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, and Bank of America, N.A., as administrative agent and collateral agent, Bank of America, N.A., as Canadian administrative agent and Canadian collateral agent and the financial institutions party thereto from time to time as secured parties.

“Senior Agents” means, collectively, Bank of America, N.A., in its capacity as administrative agent and collateral agent, and GB Merchant Partners, LLC, in its capacity as administrative agent.

“Senior Credit Agreements” means, collectively, the Revolving Credit Agreement and the Term Loan Agreement, each as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time.

“Senior Secured Parties” means, collectively, the secured parties under the Revolving Credit Agreement and the secured parties under the Term Loan Agreement.

“Term Loan Agreement” means the Term Loan and Security Agreement dated as of December 17, 2008, with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, GB Merchant Partners, LLC, as administrative agent and collateral agent, and the financial institutions party thereto from time to time as secured parties.

ARTICLE 1

CASH ADVANCE

1.1	The Facility

Subject to the provisions hereof, the Lender agrees to make available to the Borrower a cash advance in an amount of up to two million US dollars (US $2,000,000) (the “Cash Advance”) of the five million US dollars (US$5,000,000) (the “Private Placement Investment”) that the Lender is prepared to invest by participating in a private placement arrangement described in Schedule 1 attached hereto (the “Private Placement”) based on the Borrower’s needs supported by a financial needs analysis illustrating the Borrower’s need for the funds in order to maintain the positive excess availability required under the Senior Credit Agreements.

The Lender shall invest the remaining amounts of the Private Placement Investment upon execution of the Private Placement by the Borrower.

1.2	Purpose of the Cash Advance

The Cash Advance advanced by the Lender to the Borrower in accordance with the provisions hereof shall be used for working capital needs and may be used by the Borrower to issue a letter of credit in an amount of one million CDN dollars (CDN$1,000,000) to Investissement Québec as may be required by Investissement Québec for the granting of a ten million CDN dollars (CDN$10,000,000) loan to the Borrower.

1.3	Interest

The principal amount of the Cash Advance which, at any time and from time to time, remains outstanding shall bear interest, calculated daily, on the daily balance of such Cash Advance, from the date hereof up to and including the day preceding the date of repayment, in full, at an annual rate of 16%.

1.4	Payment of Interest

The interest payable in accordance with Section 1.3 and calculated in the manner described therein shall be payable to the Lender monthly in arrears on the 1st business day of each calendar month to the extent permitted under Section 5.6.

ARTICLE 2

REPAYMENT

2.1	Repayment of the Cash Advance

Subject to the terms of Section 5.6 and each of the Senior Credit Agreements, the Borrower may repay the Cash Advance, in whole or in part, at any time and without any premium or penalty, upon notice of not less than seven (7) days.

The Cash Advance shall be converted into a convertible debenture upon the execution by the Borrower of the Private Placement. A fee of 7% of the outstanding principal amount of the Borrower Obligations (as hereinafter defined) converted into a convertible debenture or Class A shares shall be paid to the Lender upon such conversion in accordance with the Management Subordination Agreement. In the event that the Borrower Obligations are not converted into a convertible debenture or Class A shares of the Borrower, the Borrower Obligations will be repaid by the Borrower to the Lender, upon demand, upon terms and conditions as may be agreed upon by the parties hereto and subject to the terms of the Senior Credit Agreements and s. 5.6 hereof.

2.2	Fees

No commitment fee or any other fee with regard to the availability of the Cash Advance shall be payable by the Borrower in respect of the Cash Advance.

2.3	No Compensation or Counterclaim by Borrower

All payments by the Borrower to the Lender hereunder shall be made free and clear of and without any deduction for or on account of any compensation or counterclaim.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants to the Lender that:

3.1	Incorporation

The Borrower is a corporation duly incorporated and organized, validly existing and in good standing under all laws, ordinances, decrees, orders, rules, regulations and directives of governmental bodies, in each case having the force of law, and all applicable provisions of treaties, as well as all ordinances and other decrees of tribunals and arbitrators (the “Laws”) of its jurisdiction of incorporation and of all jurisdictions in which it carries on business. The Borrower has the capacity and power, whether corporate or otherwise, to hold its assets and carry on the business presently carried on by it or which it proposes to carry on hereafter in each jurisdiction where such business is carried on.

3.2	Authorization

The Borrower has the power and has taken all necessary steps under the Law in order to be authorized to borrow hereunder and to execute and deliver and perform its obligations under this Agreement in accordance with the terms and conditions hereof has been duly executed and delivered by duly authorized officers of the Borrower and is, and when executed and delivered in accordance with the terms thereof, shall be, a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms.

3.3	Compliance of this Agreement

The execution and delivery of and performance of the obligations under this Agreement in accordance with its terms therein, do not require any consents or approvals, do not violate any Laws, do not conflict with, violate or constitute a breach under the constating documents or by-laws of the Borrower or under any material agreements, contracts or deeds to which the Borrower is a party or binding upon it or its assets which have not been obtained.

3.4	Regulatory Approvals

The Borrower is not required to obtain any consent, approval, authorization, permit or license, nor to effect any filing or registration with any federal, provincial or other regulatory authority in connection with the execution, delivery or performance of the Cash Advance Agreement which has not been obtained.

ARTICLE 4

INDEMNITY

4.1	Indemnity

The Borrower shall at all times protect, indemnify and hold harmless the Lender and its affiliates, directors, officers, agents and employees (collectively, the “Indemnified Parties”) from and against any losses, claims, damages, liabilities or other expenses which arise out of or in connection with the Cash Advance or this Agreement, including those which may arise from or in respect of the failure of the Borrower to pay principal, interest, fees or any other amount hereunder when due, the exercise by the Lender of its rights and recourses under this Agreement and at Law and any action, suit or proceeding (whether or not any Indemnified Party is a party or is subject thereto).

ARTICLE 5

MISCELLANEOUS

5.1	Notice

Any notice or other communication required or permitted to be given by the terms of this Agreement, shall be in writing and be effectively given if delivered personally, sent by courier service, sent by registered mail, or sent by facsimile, or other means of electronic communication and confirmed through receipt of electronic or other written confirmation that the notice has been received by the other party.

Notice to the Borrower shall be given to:

c/o Birks & Mayors Inc.

1240 Phillips Square

Montreal, Quebec, Canada M3B 3H4

Attention: Group VP, Finance and Group VP, Legal Affairs

Telephone: (514) 397-2572; (514) 397-2509

Telecopier: (514) 397-2472; (514) 397-2537

Notice to the Lender shall be given to:

Montrovest B.V.

Spoorsingel 11

2871 TT Schoonhoven

P.O. Box 513, 2870 AH Schoonhoven

THE NETHERLANDS

Attention: Managing Director

Telephone: (31) 182-386070

Telecopier: (31) 182-387570

or to such other individuals as either party may designate in writing from time to time. If received after 4:00 p.m. on a business day, notice shall be deemed to have been received on the next business day. Any notice sent by registered mail shall be deemed to be received within three (3) business days.

5.2	Payments

All payments to the Lender contemplated hereunder shall, unless the Borrower receives written instructions to the contrary from the Lender, be made at the address for the Lender set forth in Section 5.1.

5.3	Amendment and Waiver

The rights and recourses of the Lender under this Agreement are cumulative and do not exclude any other rights and recourses which the Lender might have, and no omission or delay on the part of the Lender in the exercise of any right shall have the effect of operating as a waiver of such right, and the partial or sole exercise of a right or power will not prevent the Lender from exercising thereafter any other right or power.

5.4	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns. This agreement may be assigned by the Lender without the Borrower’s consent, provided that the assignee thereof agrees to be bound by the terms of Section 5.6 pursuant to documentation satisfactory to each Senior Agent. The Borrower may not assign this Agreement without the prior written consent of the Lender.

5.5	Further Assurances

The Borrower covenants and agrees that, at the request of the Lender, the Borrower will at any time and from time to time execute and deliver such further and other documents and instruments and do all acts and things as the Lender in its absolute discretion requires in order to evidence the indebtedness of the Borrower under this Agreement or otherwise.

5.6	Subordination

Notwithstanding anything to the contrary contained herein or in any other document executed and delivered in connection with this Cash Advance Agreement, each of the parties hereto acknowledges, agrees and covenants that all of the Borrower’s indebtedness and other obligations hereunder and under any other documents or instruments executed and delivered in connection herewith or pursuant to the terms hereof or thereof (the “Borrower Obligations”) shall at all times remain inferior and junior and shall be subordinated in full to all present and future indebtedness, liabilities and obligations of the Borrower to the Senior Agents and the Senior Secured Parties under the Senior Credit Agreements and any other documents creating or evidencing the hypothecs or other security granted or to be granted to the Senior Agents and the Senior Secured Parties as security for the obligations under the Senior Credit Agreements and any other agreement, document or instrument ancillary or accessory thereto, as amended, supplemented or replaced from time to time, in capital, interest, fees and accessories including interest on overdue interest, fees and accessories (the “Senior Indebtedness”) and that payment of the Borrower Obligations, in whole or in part, whether in principal, interest, fees, accessories or otherwise, whether at maturity, before maturity or upon default, shall be postponed to the indefeasible payment of the Senior Indebtedness in full in cash unless otherwise allowed by the Senior Agents through an amendment to the Senior Credit Agreements or otherwise. In addition, the Borrower Obligations shall at all times remain unsecured. This provision is intended for the benefit of, and each of the Senior Agents are third party beneficiaries of this provision, and may be enforced by, each of the Senior Agents and Senior Secured Parties, as third parties beneficiaries of this provision. This Agreement may not be amended, waived or otherwise modified without the prior written consent of each Senior Agent.

5.7	Currency

Unless the contrary is indicated, all amounts referred to herein are expressed in US dollars.

5.8	Applicable Law

This Agreement, its interpretation and its application shall be governed by the Laws of the Province of Québec. The parties hereto irrevocably attorn to the jurisdiction of the Courts of the Province of Québec sitting in Montreal.

5.9	Language

The parties acknowledge that they have required that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directement ou indirectement, relativement ou à la suite de la présente convention.

5.10	Entire Agreement

This Agreement together with all documents to be delivered in conjunction herewith constitutes the entire agreement by and among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this agreement as of the date first hereinabove mentioned.

MONTROVEST B.V.

By:	/s/ Filippo Recami
Name:	Filippo Recami
Title:	Managing Director

BIRKS & MAYORS INC.

By:	/s/ Michael Rabinovitch
Name:	Michael Rabinovitch
Title:	Senior VP and CFO

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group VP, Finance and Treasurer